September 13, 2006
Via Facsimile (202) 772-9369
And Federal Express
Mr. Jason Wynn
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	CanWest Petroleum Corp. Registration Statement on Form SB-2/A No. 1 Filed September 13, 2006 File No. 333-136270
Dear Mr. Wynn:
CanWest Petroleum Corporation, (the “Company”) has transmitted Amendment No. 1 to its Registration Statement on Form SB-2 for filing pursuant to the Securities Act of 1933. This letter is in response to your letter of August 30, 2006. The Company has provided information in response to your comments as set forth below.
     I have included a marked copy of the document for your reference in locating all changes to the document. In addition to the changes you requested, we have added additional shares and selling security holders.
Selling Security Holders, page 9
1.	Comment: Disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. Response: Any selling shareholder that is a registered broker dealer received the registered shares/warrants for investment banking services in the form of finder’s fees. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the

United States Securities and Exchange Commission
September 13, 2006

time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party Otherwise, identify the selling shareholder as an underwriter. We may have additional comments. Response: We confirm to you that we have received this representation from all selling shareholders who are affiliates of registered broker dealers.

2.	Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. Response: See Footnote 4 to the Selling Securityholder’s Table. We have a few blanks remaining, as we are waiting on responses from those persons.

Sincerely,
/s/ Theresa M. Mehringer
Theresa M. Mehringer

TMM/rr
Enclosure

cc:	Christopher H. Hopkins, President CanWest Petroleum Corporation